[GIBSON, DUNN & CRUTCHER LLP LETTERHEAD]
June 13, 2008

(415) 393-8322	C 18861-00008
(415) 374-8461
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY CADENCE DESIGN SYSTEMS, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].
VIA EDGAR AND MESSENGER
Kathleen Collins, Accounting Branch Chief
Patrick Gilmore, Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Cadence Design Systems, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2007
Filed February 26, 2008
Form 10-Q for the Quarterly Period Ended March 29, 2008
Filed April 25, 2008
Definitive Proxy Statement Filed March 25, 2008
File No. 001-10606
Dear Ms. Collins and Mr. Gilmore:
     On behalf of Cadence Design Systems, Inc., a Delaware corporation (“Cadence”), by this letter I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated May 30, 2008 (the “Comment Letter”), relating to (i)

Kathleen Collins
Patrick Gilmore
Securities and Exchange Commission
June 13, 2008

Cadence’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 (the “2007 Form 10-K”), (ii) Cadence’s Quarterly Report on Form 10-Q for the period ended March 29, 2008, and (iii) Cadence’s Definitive Proxy Statement filed March 25, 2008 (the “Proxy Statement”). For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of Cadence is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter appearing in bold type.
     This letter is being filed with the SEC on EDGAR supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded by courier. Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.
     Cadence respectfully requests, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to the redacted portions of Cadence’s responses bearing the confidential treatment request identification code CDNS CTR 6/13/08 (the “Confidential Materials”). The Confidential Materials are marked herein with bracketed asterisks (“[***]”), and the page on which they appear is marked with the confidentiality legends required by Rule 83. Cadence believes that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality. If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, Cadence requests in accordance with Rule 83 that it be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that it may further substantiate the foregoing request for confidential treatment.
Form 10-K for the Fiscal Year Ended December 29, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 27
1.	Please consider expanding this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you; providing further information about how you earn revenues and income and generate cash; and giving insight into material opportunities, challenges and risks, such as those

Kathleen Collins
Patrick Gilmore
Securities and Exchange Commission
June 13, 2008

presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing how management is responding to specific challenges facing your industry, such as the migration to nanometer design which you discuss in your Part I disclosure but refer to only briefly in this section.

Cadence notes the Staff’s comment and will consider expanding its Overview section in light of the Staff’s comment in applicable future filings with the SEC.
Revenue by Year, page 35
2.	Your discussion of your results of operations should include a narrative discussion of the extent to which material increases in revenues from one period to the next were attributable to increases in prices, increases in volume, or product innovations. See Item 303(a)(3)(iii) of Regulation S-K. Furthermore, please tell us what consideration you gave to quantifying the extent of contribution of each source of a material change you have identified in this subsection, pursuant to the interpretive guidance in Section III.D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations. The chart appearing in the next subsection under the heading “Revenue by Product Group” sets forth the relative increases and decreases between product groups, but does not provide any information regarding absolute increases or decreases in dollar or percentage terms.

Cadence advises the Staff that it has considered the interpretive guidance in Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Section III.D of SEC Release 33-6835”) and believes that the material changes in revenues from one period to the next are, and historically have been, primarily the result of changes in the volume of new and renewal product licenses and the mix of license types executed in each reporting period.

Customer decisions regarding the size and duration of agreements, and the timing of execution of agreements, are significant components of the changes in revenue from period to period. Similarly, because Cadence recognizes a significant portion of its revenue upon delivery of licensed software, the license terms and types of agreements with customers can impact revenue from period to period.

Kathleen Collins
Patrick Gilmore
Securities and Exchange Commission
June 13, 2008

Cadence advises the Staff that it does not believe that pricing is a material component of the change in revenues from one period to the next. Cadence’s management believes that due to the multiple variables involved in Cadence’s pricing (e.g., license duration, product configuration, discount levels, access rights such as the ability to use the products over a local area network or wide area network, remix rights, etc.), as well as the many layers of quarterly ratable revenue, such analyses would have limited value to investors. Therefore, Cadence believes that a detailed discussion of the pricing environment is not necessary, as it is not material to an understanding of its results of operations. To this end, Cadence advises the Staff that it highlighted in the “Results of Operations” section of the MD&A that it does not believe that pricing volatility is a material component of the change in its revenues from one period to the next. Cadence will continue to give consideration to Section III.D of SEC Release 33-6835 when preparing future filings and will continue to include quantitative disclosure of material changes to the extent such disclosure is material to an understanding of the change.

Cadence advises the Staff that management believes disclosing the percentage of revenue for each product group is sufficient to allow an investor to identify trends in our relative competitiveness across the various product groups. Further, the quantification of changes in product revenue described in the “Revenue By Year” section is readily computable by applying the percentages shown in the “Revenue by Product Group” section. Cadence therefore believes that it has provided the information that is material to an understanding of the changes in revenue by year and that further quantification is not necessary to a material understanding of the changes described.
Note 6. Convertible Notes, page 82
3.	We note in your disclosure related to your Senior Convertible Notes due 2023 (2023 Notes) that due to the conversion feature being linked to the trading price of the 2023 Notes which are traded in an observable market that differs from the one in which the Company’s common stock is traded, the conversion feature meets the definition of a derivative that must be accounted for separately at fair value. We also note that you issued Convertible Senior Notes due 2011 and 2013 (2011 and 2013 Notes) with a similar conversion feature that is linked to the trading price of the 2011 and 2013 Notes although you have not accounted for this conversion feature separately at fair value. Clarify why you are accounting for this conversion feature differently for the 2023 Notes and the 2011 and 2013 Notes. In this regard, clarify how you determined that the 2023 Notes were not indexed to the Company’s common stock and how you determined that the 2011 and 2013 Notes were indexed to the Company’s common stock.

Kathleen Collins
Patrick Gilmore
Securities and Exchange Commission
June 13, 2008
Page 5
Cadence advises the Staff that it believes the contingent conversion feature in both the Senior Convertible Notes due 2023 and the Senior Convertible Notes 2011 and 2013 is indexed to Cadence’s own stock.

When analyzing the conversion feature for the Senior Notes due 2011 and 2013, Cadence considered Emerging Issues Task Force (“EITF”) Issue 01-6 and concluded that the contingently exercisable conversion feature based upon a comparison of the trading price of the Notes to the trading price of the common stock (the parity feature) is “indexed to a company’s own stock” within the meaning of EITF Issue 00-19 and paragraph 11(a) of Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), because Cadence’s stock price, interest rates and credit risk are inherent in the economics of the convertible notes. Paragraph 61(k) of SFAS 133 supports this view as it implies that when an entity issues debt that is convertible into its own stock, the entity qualifies for the exception in paragraph 11(a) even though the conversion feature is also indexed to interest rates and credit risk.

In 2003, Cadence concluded upon the issuance of the 2023 Notes that the conversion feature linked to the parity feature did not qualify for the scope exception in paragraph 11(a) of SFAS 133. Cadence has since determined that Cadence’s stock price, interest rates and credit risk are inseparable components of the economics of the 2023 Notes and, accordingly, should qualify for the scope exception in paragraph 11(a) of SFAS 133. Although Cadence initially concluded that the parity feature required bifurcation, changes in the fair value of the parity feature were not recorded in the financial statements for any periods subsequent to the issuance of the 2023 Notes as the amounts were considered insignificant. In future filings, Cadence will remove the disclosure relating to the fourth conversion feature of the 2023 Notes and will include additional disclosure consistent with the disclosures made in connection with the 2011 and 2013 Notes.
Note 8. Income Taxes, page 86
4.	We note that upon adoption of FIN 48 the Company recognized a decrease of $102.0 million in the liability for unrecognized tax benefits. Please provide more insight as to the reasons for the benefit recognized upon adoption of FIN 48. For instance, tell us what threshold was applied in recognizing your tax liability prior to the adoption of FIN 48 and tell us to which tax positions these adjustments relate.

The primary factors driving the $102.0 million decrease in the liability for unrecognized tax benefits included:

i. Change in recognition of “gain contingencies” under FIN 48.

Kathleen Collins	[***] Confidential Treatment Requested
Patrick Gilmore	Pursuant to 17 CFR § 200.83
Securities and Exchange Commission	by Cadence Design Systems, Inc.
June 13, 2008	Page Code Number CDNS CTR 6/13/08-1
Page 6
Prior to the adoption of Financial Accounting Standards Board’s (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (“FIN 48”), Cadence had certain tax positions which if sustained would result in tax refunds or reductions in income taxes payable. Consistent with the principles of paragraph 17 of SFAS No. 5, Accounting for Contingencies (“SFAS 5”), Cadence did not recognize these potential gains prior to realization. Unlike SFAS 5, FIN 48 applies a single recognition threshold that applies to both “loss contingencies” and “gain contingencies”. Accordingly, upon adoption of FIN 48, Cadence recognized approximately [***] of gain contingencies using the recognition threshold of more-likely-than-not. During the course of the recent Internal Revenue Service (“IRS”) examinations of its tax returns in which the IRS proposed adjustments to Cadence’s transfer pricing arrangements with certain of its foreign subsidiaries, Cadence made counter claims for offsetting transfer pricing adjustments that were not originally reported on its tax returns, which if ultimately allowed by the IRS, would result in tax refunds or reduce the tax payable upon effective settlement. Because Cadence’s claims for these offsetting transfer pricing adjustments remained subject to the approval of the IRS, including the Appeals Office of the IRS, Cadence considered these tax positions as unrealized gain contingencies under SFAS 5. Upon adoption of FIN 48, Cadence deemed that these tax positions did meet the more-likely-than-not recognition threshold and measured the largest tax benefit that is greater than 50 percent likely of being realized upon effective settlement with the taxing authority. These claims for offsetting transfer pricing adjustments, accounted for [***] of the [***] decrease in the liability for unrecognized tax benefits. The remaining [***] of reduction of liability for unrecognized tax benefits resulted from the application of the FIN 48 recognition and measurement standards to other individual gain contingencies that Cadence does not consider to be individually significant.
ii. Change from the SFAS 109 / SFAS 5 recognition threshold of “probable” to the FIN 48 “more-likely-than-not” recognition threshold.
Prior to the adoption of FIN 48, Cadence provided for tax liabilities on its Consolidated Balance Sheets unless it was deemed probable that a tax position would be sustained. Upon adoption of FIN 48, Cadence lowered the recognition threshold to more-likely-than-not which resulted in increased tax benefits from certain tax positions that were more-likely-than-not to be sustained solely on technical merits but did not meet the previously applied threshold of probable for recognition. Cadence interpreted the term “probable”, consistent with its defined use in SFAS 5, to mean that “the future event or events are likely to occur.”

Kathleen Collins	[***] Confidential Treatment Requested
Patrick Gilmore	Pursuant to 17 CFR § 200.83
Securities and Exchange Commission	by Cadence Design Systems, Inc.
June 13, 2008	Page Code Number CDNS CTR 6/13/08-2
Page 7
The change in the recognition threshold from “probable” to “more-likely-than-not” accounted for approximately [***] of the $102.0 million decrease in the liability for unrecognized tax benefits. Cadence’s tax position that certain [***] accounted for [***] of the [***] decrease in the liability for unrecognized tax benefits. Prior to the adoption of FIN 48, Cadence assessed that this tax position did not meet the probable recognition threshold and accordingly did not recognize any tax benefits from the tax position. Upon adoption of FIN 48, Cadence determined that this tax position did meet the more-likely-than-not recognition threshold and measured the largest amount of tax benefit that is greater than 50 percent likely of being realized upon effective settlement with the taxing authority. The remaining [***] of reduction of liability for unrecognized tax benefits resulted from the application of the lowered recognition threshold and the FIN 48 measurement standard to other individual tax positions that Cadence does not consider to be individually significant.
iii. Change in the method for calculating interest expense on unrecognized tax benefits under FIN 48.
Prior to the adoption of FIN 48, Cadence accrued interest expense on individual (or in some instances, on groupings of individual) tax positions. FIN 48 requires the accrual of interest expense according to the provisions of the relevant tax law, which required Cadence to calculate interest expense as if its tax liability reflected unrecognized tax benefits, available tax attribute carryforwards and tax payments. Cadence also included the impact of the decrease in the liability for unrecognized tax benefits upon adoption of FIN 48 in its recalculation of interest expense. The change in the method for calculating interest expense accounted for [***] of the $102.0 million decrease in the liability for unrecognized tax benefits.
iv. Change in the measurement of certain tax positions under FIN 48.
Prior to the adoption of FIN 48, Cadence used its best estimate of each uncertain tax position that was probable of being ultimately sustained upon the final resolution of the matter through negotiations or litigation with the taxing authorities. FIN 48 requires that tax positions which meet the more-likely-than-not recognition threshold be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon effective settlement with a taxing authority. The change in the method of measurement accounted for approximately [***] of the $102.0 million decrease in the liability for unrecognized tax benefits.

Kathleen Collins	[***] Confidential Treatment Requested
Patrick Gilmore	Pursuant to 17 CFR § 200.83
Securities and Exchange Commission	by Cadence Design Systems, Inc.
June 13, 2008	Page Code Number CDNS CTR 6/13/08-3
Page 8
5.	We note in your disclosures on page 88 that the IRS proposed to assess an aggregate tax deficiency for the tax years 2000 through 2002 of approximately $318 million and that you have filed a protest with the IRS through the Appeals Office since you believe that the proposed adjustments are inconsistent with the applicable tax laws. Tell us whether you have accrued and/or paid any portion of this deficiency and provide us with your analysis under FIN 48 as it relates to this uncertainty. In your response, tell us how you considered the December 2007 settlement with the IRS related to transfer pricing arrangements with a foreign subsidiary in determining your accrual, if any, since a portion of the $318 million deficiency relates to transfer pricing arrangements with foreign subsidiaries. Also, considering a portion of the assessment relates to the “deferred recognition” of proceeds received from restitution and settlement in connection with litigation, tell us the amount, if any, that is included in deferred taxes related to such income or tell us how you accounted for the taxes applicable to this “deferred recognition.” Also, tell us what amount, if any, of the $152 million assessment relates to penalties and interest.

Cadence confirms that it has not paid any portion of the proposed tax deficiency of approximately $318.0 million for the tax years 2000 through 2002. Cadence has accrued approximately [***] of tax liabilities, which excludes any related interest expense and penalties, for the anticipated tax liability upon effective settlement of the proposed tax deficiency. Cadence reported this unrecognized tax benefit within the ending balance of its tabular reconciliation of changes in the gross amount of unrecognized tax benefits for the year ended December 29, 2007 on Page 89 of the 2007 Form 10-K.

Cadence also evaluated the applicability of interest and penalties according to the provisions of the relevant tax law. Cadence included such amounts in its disclosures of the total amounts of interest and penalties recognized in the Consolidated Income Statement for the year ended December 29, 2007 and the total amounts of gross accrued interest and penalties recognized in the Consolidated Balance Sheets as of December 29, 2007 on Page 89 of the 2007 Form 10-K.

The portion of the accrued tax liability related to Cadence’s tax position on the deferred recognition of certain proceeds received from restitution and settlement in connection with litigation is approximately [***], which excludes any related interest expense and penalties. [***] Cadence’s tax return position is to treat the recognition of the proceeds from the restitution and settlement as a reduction in tax basis of certain [***]. According to SFAS No. 109, Accounting for Income Taxes (“SFAS 109”), [***]. Accordingly, Cadence has classified the liability associated with these tax positions as [***].

Kathleen Collins	[***] Confidential Treatment Requested
Patrick Gilmore	Pursuant to 17 CFR § 200.83
Securities and Exchange Commission	by Cadence Design Systems, Inc.
June 13, 2008	Page Code Number CDNS CTR 6/13/08-4
Page 9
The remaining accrued tax liability of approximately [***] is primarily related to proposed adjustments to Cadence’s transfer pricing arrangements with certain of its foreign subsidiaries and to Cadence’s deductions for foreign trade income. Cadence utilized its December 2007 settlement experience in re-measuring the tax benefits to be recognized for similar transfer pricing arrangements with its foreign subsidiaries and its deductions for foreign trade income. To measure the largest tax benefit of the disputed transfer pricing tax positions that is greater than 50 percent likely of being realized upon future effective settlement with the IRS, Cadence utilized [***]. The financial impact of Cadence’s re-measurement (the [***] in the gross unrecognized tax benefits) was disclosed within the line item of “Gross amount of the decreases in unrecognized tax benefits of tax positions taken during a prior year” in the tabular reconciliation of changes in the gross amount of unrecognized tax benefits for the year ended December 29, 2007 on Page 89 of the 2007 Form 10-K.

6.	Please tell us why the deferred tax asset for tax credit carryforwards ($79.1 million) is greater than the actual tax credits of $29.2 million (federal $10.3 million, California $14.3 million and other states $4.1 million).

The deferred tax asset for tax credit carryforwards of $79.1 million is presented gross of unrecognized tax benefits that are not directly associated with the tax credit carryforwards, which is consistent with the principles of paragraph 17 of FIN 48. The value of these unrecognized tax benefits is reported as a non-current income tax payable, which is included in “Other long-term liabilities” in Cadence’s Consolidated Balance Sheet.

Cadence has disclosed actual tax credit carryforwards of $29.2 million, which is consistent with the principles of paragraph 48 of SFAS 109 and its adoption of FIN 48, which represent the net tax credit carryforwards available for tax purposes.
Definitive Proxy Statement filed March 25, 2008
Compensation Discussion and Analysis
Annual Cash Incentive, page 2
7.	Your disclosure indicates that the Compensation Committee establishes the target bonus for each of the company’s named executive officers based on the methodology outlined in the “Compensation Determinations” discussion appearing on page 25. However, the narrative discussion following your Summary Compensation Table appears to indicate that the target bonuses for each of your named executive officers are specified in each officer’s employment agreement. Please explain. Also, to the

Kathleen Collins
Patrick Gilmore
Securities and Exchange Commission
June 13, 2008

extent that the target bonus established for any of your named executive officers for 2007 differs from the target bonus specified in that officer’s employment agreement, please disclose that target bonus.

In future filings, Cadence will clarify the disclosure to explain that while each named executive officer’s employment agreement specifies a target annual bonus for the named executive officer, these target levels do not limit the Compensation Committee’s assessment of the annual bonuses for each named executive officer, which are established by the Compensation Committee each year based upon the methodology outlined in the “Compensation Determinations” discussion on page 25 of the Proxy Statement.
Cadence Group Modifier, page 27
8.	In future filings, consider disclosing the value of the Cadence Group Modifier, and how it was calculated, with respect to each named executive officer. While you disclose the target levels underlying the company performance modifier, you do not disclose how the actual annual bonuses were calculated for each named executive officer, based on the company performance modifier and the business objectives modifier, as applicable. See Item 402(b)(1)(v) of Regulation S-K.

In future filings, Cadence will consider disclosing the value of the Cadence Group Modifier for each named executive officer and how it was calculated to the extent such information is material to a stockholder’s understanding of how annual bonuses are determined.
Long-Term Equity Incentive Compensation, page 28
9.	You do not appear to disclose how you calculated the actual long-term equity incentive awards paid to your named executive officers in 2007. Please tell us how these awards were determined for 2007, with a view towards including this type of disclosure in future filings.

In determining the actual long-term equity incentive awards granted to each named executive officer, the Compensation Committee takes into account information regarding compensation paid to executives with similar titles and responsibilities at the companies in the Primary Compensation Peer Group (as described on page 25 of the Proxy Statement), as well as each of the factors described on page 25 and 26 of the Proxy Statement under the heading “Compensation Determinations,” without prescribing particular weightings to any of the elements listed therein. In addition, for each named executive officer other than the Chief Executive Officer (“CEO”), the CEO makes recommendations to the Compensation Committee for annual long-term equity incentive

Kathleen Collins
Patrick Gilmore
Securities and Exchange Commission
June 13, 2008

compensation awards based upon the CEO’s assessment of the factors described above. The Compensation Committee reviews with the CEO these assessments and recommendations and determines whether or not to approve and/or modify the CEO’s recommendations. The CEO’s performance with respect to the individual factors described on pages 25 and 26 of the Proxy Statement is evaluated solely by the Compensation Committee and the annual awards granted to the CEO are based on these assessments without a recommendation from management.

In future filings, Cadence will provide additional information to indicate how the Compensation Committee selected the actual number of shares underlying equity awards to the extent that Cadence determines such information is material to an investor’s understanding of how long-term equity incentive awards are determined.
Form 10-Q for the Quarterly Period Ended March 29, 2008
Item 4. Controls and Procedures
     Evaluation of Disclosure Controls and Procedures, page 34
10.	We note your statement that your principal executive officer and principal financial officer have concluded that the company’s disclosure controls and procedures are “sufficiently” effective. The inclusion of such qualifying language does not conform to the requirements of Item 307 of Regulation S-K. Please confirm that your disclosure controls and procedures were effective as of the end of the period covered by this report and revise your future filings to remove this qualification. You must clearly state whether the officers concluded that the company’s disclosure controls and procedures were effective.

Cadence confirms that our certifying officers have concluded that our disclosure controls and procedures were effective for the quarterly period ended March 29, 2008. Cadence also confirms that it will correct this disclosure in future filings.
******************
As requested by the Staff, Cadence acknowledges the following:
•	Cadence is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Kathleen Collins
Patrick Gilmore
Securities and Exchange Commission
June 13, 2008
Page 12
•	Cadence may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As always, Cadence is available to discuss further its responses to the Staff’s comments.
          If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (415) 393-8322.
Sincerely,
/s/ Stewart L. McDowell
Stewart L. McDowell

cc:	Kevin S. Palatnik – Cadence Design Systems, Inc. James J. Cowie – Cadence Design Systems, Inc.